Exhibit 99.71
News Release
YVES ROSCONI, PRESIDENT AND CEO OF THERATECHNOLOGIES,
WILL RETIRE ON DECEMBER 31, 2010
MONTREAL—June 2, 2010—Theratechnologies Inc. (the “Company”) (TSX: TH) today announced that Yves Rosconi, its president and CEO, has informed the Board of Directors yesterday of his decision to retire on December 31, 2010. Mr. Rosconi had been considering this prospect for several years, but decided to defer his decision until the Company’s lead product, tesamorelin, was in the final stages of the approval process. Mr. Rosconi indicated that his decision was made following, among other things, the positive outcome from the Advisory Committee of the US Food and Drug Administration’s (“FDA”) Division of Metabolism and Endocrinology Products, which was delivered on Thursday May 27, 2010.
“Yves Rosconi has played a key role in transforming Theratechnologies from a company that was focussed on research and development into one that today has product commercialization in its sights,” said Paul Pommier, Chairman of the Company’s Board of Directors. “Under his leadership, our Company accomplished a number of steps leading up to the unanimous recommendation from the FDA’s advisory committee. From the moment that Mr. Rosconi joined Theratechnologies he has had a positive influence on our Company, our employees and our shareholders.”
Since joining Theratechnologies in November 2004 as president and CEO, Yves Rosconi has attained many of the Company’s key objectives. Among his most notable achievements was the addition of experienced individuals to the executive management team, choosing the appropriate clinical program for tesamorelin, advancing tesamorelin through the final stages of development and regulatory approval in the United States, and the signing of a major partnership agreement for the commercialization of tesamorelin in that country. He also expanded and diversified the Company’s shareholder base in order to support it throughout these crucial years of development.
The Strategic Committee of the Board of Directors will begin immediately the formal search for a new President and CEO. The Company is seeking to recruit a person with the requisite experience to pursue Theratechnologies’ business plan and its growth.
“I am extremely proud of what we have accomplished at Theratechnologies in recent years,” said Mr. Rosconi. “We have worked very hard to get our lead product, tesamorelin, to where it is today. The team and I remain fully engaged in obtaining FDA approval for tesamorelin.”
The FDA has indicated that the expected date for completing the review of the New Drug Application for tesamorelin is July 27, 2010.
Theratechnologies Inc.
2310, boul. Alfred-Nobel, Montréal (Québec) Canada H4S 2B4
Téléphone : 514 336-7800 • Télécopieur : 514336-7242 • www.theratech.com

“Yves’ passion and determination have made Theratechnologies a major player in the biotechnology sector in Canada,” concluded Mr. Pommier. “The Board of Directors thanks him for his keen sense of responsibility, which will enable the Company to pursue its business plan and ensure a smooth transition to the new President and CEO.”
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the US Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
INFORMATION:
Andrea Gilpin Vice-president, Investor Relations and Communications
Theratechnologies Inc.
514-336-7800, ext. 205 communications@theratech.com
Theratechnologies Inc.
2310, boul. Alfred-Nobel, Montréal (Québec) Canada H4S 2B4
Téléphone : 514 336-7800 • Télécopieur : 514336-7242 • www.theratech.com

2